LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

November 21, 2005

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Mr. Russell Mancuso -  Branch Chief

RE:

Olympic Weddings International Inc.

Registration Statement on Form SB-2/ Amendment No. 1

File Number: 333-128614

Dear Mr.Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Olympic Wedding International Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Olympic Weddings’ Form SB-2/A filing, each followed by Major Creations’ responses thereto.

Risk Factors, page 6

Comment

1. Please tell us whether you plan to register you securities under Section 12 of the Exchange Act. If you do not please add a risk fact to explain the effects of the automatic suspension under Section 15(d) and the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response:

Olympic Weddings intends to register its securities under Section 12 of the Exchange Act.

Comment

2. Please add a risk factor to discuss risks associated with the size of the common stock holdings of the directors and officers.

Response:

We have added the risk factor noted by this comment.

Broker-dealers may be discouraged from effecting transactions…, page 7

Comment

3. Tell us the basis for your statement in the second paragraph on page 8 regarding the exemption from the penny stock rules for individual accredited investors.

Response:

We have revised the paragraph to refer to “institutional” accredited investors instead of “individual” accredited investors.

Plan of Distribution, page 11

Comment

4. Please expand your disclose to explain how you intend to find purchasers for your shares. For example, do you intend to use the Internet? If so, explain to us in detail how you will ensure that your electronic distribution procedures are consistent with Section 5 of the Securities Act.

Response:

Olympic will not be using the Internet to conduct the offering. However, we have expanded the disclosure in this section to explain how Olympic intends to find purchasers for its shares.

Comment

5. We note your reference to subscriptions in your document, like here and on page 6. Please file all subscription documents as exhibits. Also clarify when investors will become shareholders of your company.

Response:

We have filed as an Exhibit to this Amendment No. 1 the form of Subscription Agreement that each investor will be asked to execute in connection with their purchase of shares offered under this offering.

The Market, page 16

Comment

6. We note your references to Internet addresses. Please see footnotes 41-43 and the related text of SEC Release 33-7856 (April 28, 2000) regarding your responsibility for hyperlinked information and the related filing requirements.

Response:

We have reviewed the materials referenced above and deleted all references to Internet sites in the registration statement.

Competition and Competitive Strategy, page 17

Comment

7. Please discuss your competition from companies that may provide components of the services you provide, including wedding planners and travel agencies.

Response:

We have added disclosure in this section in response to this Comment 7.

Comment

8. With a view toward disclosure, please tell us whether Watabe has protected any aspects of its business model and whether your operations would violate Watabe’s rights, Also tell us whether Mr. Sheppard has any non-competition or related obligations to Watabe.

Response:

We have disclosed in Amendment No. 1 that to the company’s knowledge Watabe has not protected any aspects of its business model and that the company’s operations would not violate Watabe’s rights. We have also disclosed that Mr. Sheppard is not restricted by any non-competition or related obligations to Watabe.

Certain Relationships and Related Transactions, page 22

Comment

9. Please confirm the date of the issuance of stock to Mr. Sheppard, as November 9, 2005 has not yet occurred.

Response:

We have corrected the date referenced by this comment to November 9, 2004.

Comment

10. Please confirm the amounts issued to Mr. Sheppard, Mr. Wallace and Mr. Pierson as the amounts do not add up to 2,700,000 shares.

Response:

We have revised the total number referred to in this comment to 2,300,000 shares.

Other Expenses, page 26

Comment

11. It appears that you have not planned to spend any money for compliance with state securities laws. Please tell us how this offering will be conducted consistent with such laws.

Response:

Since the officers and directors will be conducting the offering by contacting friends, family members and business acquaintances, it is currently anticipate that most of the sales will be to the residents of British Columbia, Canada, and the company does not expect to incur any expenses to comply with the local securities laws in that jurisdiction.

Signatures

12. Your principal executive officer, principal financial officer and controller or principal accounting officer should sign in those capacities below the second paragraph of text required on the signature page.

Response:

We have corrected the identified capacities of the signatories to the registration statement in this Amendment No. 1.

Financial Statements, page F-1

Comment

13. We note that you were formed on November 9, 2004 and that your fiscal year ended on April 30, 2005. We also note that you have provided audited financial statements as of April 30, 2005 and unaudited financial statements as of July 31, 2005. Item 310(a) of Regulation S-B requires issuers to provide audited financial statements as of a date within 135 days of the initial filing date if the issuer has been in existence less than one year. Please amend the filing to provide audited financial statements as of date within 135 days of your amended Form SB-2.

Response:

We have included in this Amendment No. 1 audited financial statements as of July 31, 2005, which is less than 135 days from the date of the filing of Amendment No. 1.

We are hopeful that the Amendment No.1 has sufficiently and adequately responded to the Staff’s comments and that upon completion of your review of Amendment No. 1, we will be able to work towards an effective date for the registration statement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.